UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
SPECIALIZED DISCLOSURE REPORT

LOWE’S COMPANIES, INC.
(Exact name of registrant as specified in its charter)

North Carolina	1-7898	56-0578072
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

1000 Lowe’s Blvd., Mooresville, North Carolina	28117
(Address of principal executive offices)	(Zip Code)

Ross W. McCanless
General Counsel, Secretary and Chief Compliance Officer
(704) 758-1000
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Section 1 - Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

In accordance with Section 1502 of the Dodd-Frank Act, which amends the Securities and Exchange Act of 1934 to add Section 13(p), Lowe’s Companies, Inc. (the “Company” or “Lowe’s”) has completed its annual assessment to determine whether certain products it offered for sale during the year ended December 31, 2015 may have contained conflict minerals that were necessary to the functionality or production of such products. Please refer to Rule 13p-1 and Form SD for definitions of the terms used in this disclosure, unless otherwise defined herein.

The Company’s Conflict Minerals Compliance Program working group met with representatives from various departments within Lowe’s and evaluated the application of the terms “manufacture” and “contract to manufacture” as they could relate to the business of Lowe’s. The working group then identified product groups over which the Company may have specific influence in the manufacturing process and that could include Conflict Minerals and mapped the products within the product groups to their respective vendors in the supply chain. Thereafter, the working group conducted a reasonable country of origin inquiry and determined that it was unable to conclude based on the information received from such vendors that a Conflict Mineral did not originate in a covered country or come from recycled or scrap sources.

The Conflict Minerals Report that Lowe’s has filed as Exhibit 1.01 to this Specialized Disclosure Report on Form SD is publicly available at the following website:

http://phx.corporate-ir.net/phoenix.zhtml?c=95223&p=irol-sec

The content of any website referred to in this Form SD or the exhibit hereto is included for general information only and is not incorporated by reference in this Form SD.

Item 1.02	Exhibit

The Conflict Minerals Report as required by Items 1.01 and 1.02 is filed as Exhibit 1.01 to this Specialized Disclosure Report on Form SD.

Section 2 - Exhibits

Item 2.01	Exhibits

The following exhibit is filed as part of this report.

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Specialized Disclosure Report on Form SD.
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Lowe’s Companies, Inc.

Date: May 27, 2016	/s/ Ross W. McCanless
Ross W. McCanless
General Counsel, Secretary and Chief Compliance Officer